IAMGOLD EXERCISES ITS OPTION TO INCREASE ITS OWNERSHIP OF
THE NELLIGAN GOLD PROJECT IN QUEBEC TO 75%

Toronto, Ontario, December 11, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has exercised its option to increase its undivided interest in the Nelligan Joint Venture Project ("Nelligan" or the "Project"), by a further 24% to now hold an aggregate undivided interest of 75% in the property. Nelligan is held under an earn-in option to joint venture agreement (IAMGOLD: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%) with IAMGOLD as the operator, located 60 kilometres southwest of Chibougamau, Quebec, Canada.

The Project hosts Mineral Resources, on a 100% basis, comprised of pit constrained Inferred Resources, totalling 96,990,000 tonnes averaging 1.02 grams of gold per tonne for 3,193,900 ounces of contained gold (see news release dated October 22, 2019). Under the terms of the Option Agreement between IAMGOLD and Vanstar, the Company exercised its option to increase its ownership interest in the property from 51% to 75% by completing a mineral resource estimate as mentioned above and making the remaining cash payments totalling C$2.35 million.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The exercise of the option to increase IAMGOLD's ownership to 75% consolidates our ownership in this new discovery and further supports our view of the favourable exploration potential for the discovery of additional resources.  We look forward to continuing to work with Vanstar as we advance our exploration efforts on the Project."

About the Nelligan Gold Project

The Project is underlain by a portion of the Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The Project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

The Project hosts Mineral Resources, on a 100% basis, comprising pit constrained Inferred Resources totalling 96,990,000 tonnes averaging 1.02 grams of gold per tonne for 3,193,900 ounces of contained gold at a 0.5 g/t Au cut-off grade (see news release dated October 22, 2019).

With its current 75% interest, IAMGOLD retains a further option to acquire an additional interest of 5%, to hold an 80% interest in the Project by completing and delivering a Feasibility Study in accordance with National Instrument 43-101. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the Project.

Next Steps

In the coming months, additional metallurgical tests will be completed to provide additional information on  the metallurgical recoveries from the various zones of mineralization comprising the Mineral Resources of  Nelligan and to help optimize the process flow sheet parameters.

Planning for future drilling programs is ongoing and will involve a number of objectives including: additional infill drilling to improve resource classification and convert Inferred Resources to an Indicated Resource category; evaluate potential resource extensions in the deeper parts of the deposit; and evaluate resource expansions along strike.

Regional exploration will also continue to define and test other priority exploration targets on the property.

Technical Information

The information in this news release was reviewed and approved by Marie-France Bugnon, P. Geo., General Manager Exploration for IAMGOLD. Mrs. Bugnon is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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